February 6, 2026

Hoo Wei Sern
Chief Executive Officer
Megan Holdings Lmited
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

       Re: Megan Holdings Lmited
           Registration Statement on Form F-1
           Filed January 21, 2026
           File No. 333-292850
Dear Hoo Wei Sern:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Mengyi    Jason    Ye, Esq.